SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)
Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F104

(CUSIP Number)

The RLJ Companies, LLC
3 Bethesda Metro Center
Suite 1000
Bethesda, MD 20814
Attn. H. Van Sinclair
(301) 280-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74965F104	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.0% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 74965F104	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

CUSIP No. 74965F104	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS
Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,511 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc.  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Original 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of RLJ Entertainment, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Johnson intends to make any purchases pursuant to the Plan described in Item 4 below using his personal funds.

Item 4.	Purpose of Transaction.

On June 19, 2013, the Issuer announced that Mr. Johnson had adopted a Rule 10b5-1 purchase plan with respect to the purchase of the Common Stock (the “Plan”).  Under the Plan, he may purchase up to $2 million of the outstanding Common Stock from time to time over the next 24 months.  Any purchases under the Plan will be effected in the discretion of Lazard Capital Markets LLC in the open market or in privately negotiated transactions in compliance with applicable laws and regulations, including the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Johnson will not have any control, influence, or authority over purchases made pursuant to the Plan, but Mr. Johnson may terminate the Plan at any time without prior public notice.  In connection with the Plan, Mr. Johnson entered into a Purchase Agreement with Lazard Capital Markets LLC to effect purchases pursuant to the Plan.  See Item 6 below.

Item 5.	Interest in Securities of the Issuer.

The Issuer reported that as of June 13, 2013, it had 13,430,177 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition may be deemed to beneficially own 6,974,178 shares of Common Stock (approximately 41% of the Common Stock), including 3,157,511 outstanding shares of the Common Stock and warrants to purchase 3,816,667 shares of Common Stock.  The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, Mr. Johnson has entered into the Plan.  The Plan is intended to satisfy the requirements of Rule 10b5-1(c)(1) under the Exchange Act.  The Plan provides for the purchase in the open market or in privately negotiated transactions of a maximum of $2 million of Common Stock during the period June 19, 2013 through June 19, 2015.  All $2 million of Common Stock may not be purchased during such period.  The Plan may be terminated by Mr. Johnson at any time.

In addition, in connection with the Plan, Mr. Johnson also entered into a  Purchase Agreement dated as of June 19, 2013 with Lazard Capital Markets LLC (the “Purchase Agreement”).  The Purchase Agreement provides for Lazard Capital Markets LLC to effect purchases in accordance with the Plan and in accordance with Exchange Act Rule 10b-18.

The foregoing descriptions of the Plan and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Plan and the Purchase Agreement, which are filed as exhibits hereto and are incorporated into this report by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).
Exhibit 99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).
Exhibit 99.3	10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment].
Exhibit 99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: June 20, 2013	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: June 20, 2013	/s/ Robert L. Johnson
Name: Robert L. Johnson